UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. †)*

ENSTAR GROUP LIMITED

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101

(CUSIP Number)

Jacqueline Giammarco

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

† See explanatory note.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Trident V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,546,196
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,546,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The calculation of the foregoing percentage is based on 16,445,815 voting ordinary shares outstanding as of May 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 5, 2022.

1	NAMES OF REPORTING PERSONS Trident Capital V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,546,196
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,546,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The calculation of the foregoing percentage is based on 16,445,815 voting ordinary shares outstanding as of May 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 5, 2022.

1	NAMES OF REPORTING PERSONS Trident V Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,546,196
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,546,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The calculation of the foregoing percentage is based on 16,445,815 voting ordinary shares outstanding as of May 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 5, 2022.

1	NAMES OF REPORTING PERSONS Trident Capital V-PF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,546,196
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,546,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The calculation of the foregoing percentage is based on 16,445,815 voting ordinary shares outstanding as of May 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 5, 2022.

1	NAMES OF REPORTING PERSONS Trident V Professionals Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,546,196
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,546,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The calculation of the foregoing percentage is based on 16,445,815 voting ordinary shares outstanding as of May 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 5, 2022.

1	NAMES OF REPORTING PERSONS Stone Point GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,546,196
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,546,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The calculation of the foregoing percentage is based on 16,445,815 voting ordinary shares outstanding as of May 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 5, 2022.

1	NAMES OF REPORTING PERSONS Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,546,196
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The calculation of the foregoing percentage is based on 16,445,815 voting ordinary shares outstanding as of May 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 5, 2022.

1	NAMES OF REPORTING PERSONS Trident Public Equity LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,546,196
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,546,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The calculation of the foregoing percentage is based on 16,445,815 voting ordinary shares outstanding as of May 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 5, 2022.

1	NAMES OF REPORTING PERSONS Trident Public Equity GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,546,196
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,546,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,196
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The calculation of the foregoing percentage is based on 16,445,815 voting ordinary shares outstanding as of May 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 5, 2022.

Explanatory Note

This filing is made jointly on behalf of Trident V, L.P. (“Trident V”), Trident Capital V, L.P. (“Trident V GP”), Trident V Parallel Fund, L.P. (“Trident V Parallel”), Trident Capital V-PF, L.P. (“Trident V Parallel GP”), Trident V Professionals Fund, L.P. (“Trident V Professionals” and, together with Trident V and Trident V Parallel, the “Trident V Funds”), Stone Point GP Ltd. (“Trident V Professionals GP” and, together with Trident V GP and Trident V Parallel GP, the “Trident V GPs”) (collectively, the “Stone Point Partnerships”), Stone Point Capital LLC (“Stone Point”), Trident Public Equity LP (“TPE LP”) and Trident Public Equity GP LLC (“TPE GP” and, together with the Stone Point Partnerships, Stone Point and TPE LP, the “Reporting Persons”) with respect to the voting ordinary shares, par value $1.00 per share (“Ordinary Shares”), of Enstar Group Limited, a Bermuda company (the “Issuer” or the “Company”), having its principal executive offices at 18 Queen Street, Windsor Place, 3rd Floor, 22 Queen Street, Hamilton, HM JX Bermuda.

This filing modifies that certain Schedule 13D filed by the Trident V Funds, Trident V GP, and Stone Point on November 15, 2013 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed (together with TPE LP and TPE GP) on November 25, 2016 (“Schedule 13D/A No. 1”), Amendment No. 2 filed (together with Trident V Parallel GP and Trident V Professionals GP) on May 15, 2018 (“Schedule 13D/A No. 2”) and Amendment No. 3 filed on June 22, 2020 (“Schedule 13D/A No. 3”). This filing constitutes: (i) Amendment No. 4, in respect of Trident V Funds, Trident V GP, and Stone Point; (ii) Amendment No. 3 to the initial Schedule 13D of Schedule 13D/A No. 1, as amended by Schedule 13D/A No. 2 and Schedule 13D/A No. 3, in respect of TPE LP and TPE GP; and (iii) Amendment No. 2 to the initial Schedule 13D/A of Schedule 13D filed as Schedule 13D/A No. 2, as amended by Schedule 13D/A No. 3, in respect of Trident V Parallel GP and Trident V Professionals GP.

The Initial Schedule 13D, as amended by Schedule 13D/A Nos. 1, 2 and 3 and modified by this filing, is referenced herein as the “Schedule 13D/A,” which remains unchanged, except as specifically amended by this filing in respect of the respective filers described in the foregoing paragraph.

Capitalized terms used but not defined herein shall have the respective meanings defined in the Schedule 13D/A as previously amended.

Item 5. Interest in Securities of the Issuer

Items 5(a) through (c) are hereby amended and restated in their entirety to read as follows:

(a), (b) The following disclosure is based on 16,445,815 Ordinary Shares outstanding as of May 4, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed May 5, 2022.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of the following Reporting Persons may be deemed to beneficially own an aggregate of 1,546,196 Ordinary Shares held by or held for TPE LP, representing approximately 9.4% of the Ordinary Shares outstanding:

(i) Each of the Trident V Funds, which has shared voting and dispositive power with respect to such shares;

(ii) Trident V GP, in its capacity as sole general partner of Trident V;

(iii) Trident V Parallel GP, in its capacity as sole general partner of Trident V Parallel;

(iv) Trident V Professionals GP, in its capacity as sole general partner of Trident V Professionals;

(v) Stone Point, in its capacity as the manager of each of the Trident V Funds; and

(vi) TPE GP, in its capacity as sole general partner of TPE LP.

As further described above in Item 2, pursuant to certain management agreements, Stone Point has been delegated authority by Trident V GP, Trident V Parallel GP and Trident V Professionals GP to exercise shared voting rights with respect to the aggregate of 1,546,196 Ordinary Shares on behalf of Trident V, Trident V Parallel and Trident V Professionals, respectively, but Stone Point does not have any power with respect to disposition of Ordinary Shares held by or held for each of the Trident V Funds. Pursuant to TPE LP’s limited partnership agreement, any action by TPE LP, including any action with respect to the Ordinary Shares reported herein, must be approved by a unanimous vote of the limited partners of TPE LP. Therefore, each of the Trident V Funds may be deemed to beneficially own any shares directly beneficially owned by TPE LP.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Schedule I in respect of such Reporting Person, has effected any transactions in Ordinary Shares during the past 60 days, other than as described in Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby supplemented by adding the following at the end thereof:

On May 10, 2022, TPE LP entered into a purchase agreement (the “Purchase Agreement”) with the Issuer, pursuant to which TPE LP agreed to sell 89,790 Ordinary Shares to the Issuer for an aggregate purchase price of $19,999,824.60.

The preceding summary of the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached as Exhibit D hereto and which is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following at the end thereof:

Exhibit	Description

D.	Purchase Agreement, dated as of May 10, 2022, by and among the Issuer and Trident Public Equity LP (incorporated by reference to exhibit 10.1 to the Issuer’s Form 8-K filed on May 11, 2022)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2022	TRIDENT V, L.P.

	By:	Trident Capital V, L.P., its sole general partner
	By:	DW Trident V, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT CAPITAL V, L.P.

	By:	DW Trident V, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT V PARALLEL FUND, L.P.

	By:	Trident Capital V-PF, L.P., its sole general partner
	By:	DW Trident V, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT CAPITAL V-PF, L.P.

	By:	DW Trident V, LLC, a general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT V PROFESSIONALS FUND, L.P.

	By:	Stone Point GP Ltd., its sole general partner

	By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

STONE POINT GP LTD.

By:	/s/ Jacqueline Giammarco
Name:	Jacqueline Giammarco
Title:	Vice President

STONE POINT CAPITAL LLC

By:	/s/ Jacqueline Giammarco
Name:	Jacqueline Giammarco
Title:	Chief Compliance Officer

TRIDENT PUBLIC EQUITY LP

By:	Trident Public Equity GP LLC, its general partner

By:	/s/ Sally DeVino
Name:	Sally DeVino
Title:	Vice President

TRIDENT PUBLIC EQUITY GP LLC

By:	/s/ Sally DeVino
Name:	Sally DeVino
Title:	Vice President